CanAlaska Uranium Ltd. Toronto Stock Exchange (TSX): CVV

FOR IMMEDIATE RELEASE	NEWS RELEASE

CanAlaska Appoints new Chief Financial Officer and Advisory Board Member

Vancouver, Canada, January 3rd, 2013 - CanAlaska Uranium Ltd. (TSX – CVV) (“CanAlaska” or the “Company”) is pleased to announce the appointment of Mr. Simon Szeto to the Company’s Advisory Board. In addition, Mr. Harry Chan has taken over the position of Chief Financial Officer (“CFO”) with the Company, replacing Mr. Ram Ramachandran. Mr. Ramachandran is intending to spend further time on personal and other business interests. The Company greatly appreciates Ram’s past and continuing efforts for the Company and wishes him very well for all his future activities.

Harry Chan has been with the Company since 2009, as Corporate Controller, and has worked very closely with Ram for the past two years. He has over 20 years of experience working in several different industries ranging from public practice, sports entertainment, wholesale distribution and telecommunications. He is a graduate of the University of British Columbia and received his Certified General Accountant designation in BC in 1996.

Simon Szeto is Vice President of Hong Kong based SBI E-2 Capital Securities Ltd & SBI E-2 Capital Financial Services Ltd. which provides financial services to individuals, and private and public corporations. Mr. Szeto was instrumental in CanAlaska’s 2010 financing which involved a number of Hong Kong individuals and institutions. President and CEO Peter Dasler and Simon Szeto have a strong commitment to the growth of CanAlaska, and see the continued changes in sentiment towards nuclear energy as a major source of future world power supply. Mr. Szeto will work closely with the board of directors to advise on financing and strategies related to Asian interests in uranium.

CanAlaska has progressively reduced its exploration programs since the March 2010 Fukushima nuclear incident and has been continuing to trim discretionary expenditures to minimize shareholder dilution. The Company is concentrating on marketing individual uranium exploration projects, and building relationships for current and future Joint Ventures. The Company has permitted several projects for winter drill programs, but is not intending to progress without outside funding commitments.

Peter Dasler commented “Harry has been deeply involved with the Company’s exploration projects and financial reporting and has a full understanding of the CFO position within Management. Simon has been a very strong supporter, and is eager to assist the Company with further financial transactions. Harry and Simon are great assets to the Company.”

About CanAlaska Uranium

Contact: Peter Dasler, President and CEO. Tel: +1.604.688.3211 Email: info@canalaska.com

CANALASKA URANIUM LTD. (CVV -- TSX, CVVUF -- OTCBB, DH7F -- Frankfurt) since 2004 has undertaken uranium exploration on multiple uranium projects in Canada's Athabasca Basin -- the "Saudi Arabia of Uranium". The Company has major international joint venture partners and is concentrating its activities on these most advanced projects.

For more information, visit www.canalaska.com

On behalf of the Board of Directors

Peter Dasler, M.Sc., P.Geo., President & CEO,
CanAlaska Uranium Ltd.

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release: CUSIP# 13708P 10 2. This news release contains certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with the British Columbia Securities Commission and the United States Securities & Exchange Commission.